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Baz Palmer

Cofounder at Weyo

Melbourne, Victoria, Australia · See 500+ connections ·

See contact info

 **Weyo**

 **La Trobe University**

About

Before jumping into the wonderful world of start-ups I was (still am)the lead guitarist for Hunters and Collectors. A unique artistic entity with a dedicated and loyal global following, with multi-platinum album sales and significant touring schedule. Out of my experience and knowledge of the music industry, I started a 360° prod   ... see more

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Activity

1,114 followers

 Ha ha! Yes it's a tie. Took me 30 to figure out the knot ! Thanks for the support...
Baz replied to a comment

 Thanks Stephanie Bartley 🎉
Baz replied to a comment

 Thanks Evan Davey for bringing the magic of the Moos (Two Bulls) to help...
Baz commented

 Too True! Great team work makes magic happen 😄
Baz commented

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Experience

   **Cofounder and CEO**
Weyo
Jul 2014 – Present · 5 yrs
Melbourne, Australia

Weyo - making AR movie magic for kids.

Co-Founder
Vampr
Jan 2016 – Present · 3 yrs 6 mos
Melbourne, Australia

Vampr helps you connect and collaborate with fellow musicians and music lovers, irrespective of where you live or who you know. Made by musicians, for musicians, Vampr removes the barrier to entry into the music industry. Great things happen when people connect.

Guitarist and Songwriter
Hunters & Collectors
Jan 1988 – Present · 31 yrs 6 mos

       
legion of dedicated fans and multi platinum album sales. Inducted into the Australian Music Hall of Fame in 2003. Rare sightings continue to this day.

Co-founder and CEO
soundhalo

Oct 2011 – Dec 2014 · 3 yrs 3 mos
Melbourne, Australia

Soundhalo is about bringing artists closer to audiences by capturing the raw emotion of the live performance and making it available for immediate download to smartphones,tablets and PCs. This world-first platform expands audiences and starts conversations, bringing exciting opportunities for artists, managers, record labels, and festival and event promoters.

Founder and CEO
Gigantically Small

Jul 2002 – Oct 2012 · 10 yrs 4 mos
Hawthorn East

Indie label/ management / publisher company- incorporating one of the world's finest boutique studios.

Education

La Trobe University

Bachelor of Arts (BA) Diploma of Education, English Language and Literature/Letters
1978 – 1983

Skills & Endorsements

Music Industry · 68

Endorsed by **Mark Sydow and 10 others who are highly skilled at this**

Songwriting · 45

Endorsed by **6 people who know Songwriting**

Start-ups · 10

Endorsed by **Justin Wu, who is highly skilled at this**

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Recommendations

Received (0)   **Given (1)**

       
Lecturer

June 23, 2015, Sean worked
with Baz in the same group

The Hit Game. Sean has gone on to produce many major TV
series both as a producer and writer. Sean is one of those rare
people who manage to keep the working environmen... **See more**

